Mail Stop 6010

August 3, 2006

Mr. Donald Morgan
Chief Financial Officer
RAE Systems, Inc.
3775 North First Street
San Jose, CA 95134

> **Re: RAE Systems, Inc.**
> **Form 10-K for the Year Ended December 31, 2005**
> **Forms 10-Q for the Quarters Ended March 31, 2006**
> **File No. 001-31783**

Dear Mr. Morgan:

We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant